 Exhibit 99.1

SNDL Announces Listing on the CSE

EDMONTON, AB, April 11, 2025 /CNW/ - SNDL Inc. (Nasdaq: SNDL) (CSE: SNDL) ("SNDL" or the "Company") announces that its common shares have commenced trading on the Canadian Securities Exchange (the "CSE") under the symbol "SNDL", effective April 11, 2025. The CSE listing will provide the Company with additional flexibility as it continues to scale its operations and capitalize on emerging opportunities, as well as provide the Company's shareholders with the opportunity to transact in a Canadian market, in Canadian dollars.

"Listing on the CSE enhances SNDL's structural flexibility and creates optionality for shareholders while reinforcing our commitment to the Canadian market," said Zach George, Chief Executive Officer of SNDL. "As regulated product markets continue to evolve, this listing positions us to pursue growth opportunities with greater agility and alignment to our long-term vision."

The CSE's regulatory framework supports companies operating in the cannabis industry, particularly those with U.S. exposure, and offers SNDL access to a broader investor base and capital markets ecosystem.

ABOUT SNDL INC.

SNDL Inc. (Nasdaq: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf and Superette. With products available in licensed cannabis retail locations nationally, SNDL's consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com.

Forward-Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the CSE listing providing the Company with additional flexibility and access to a broader investor base, the Company continuing to scale its operations and capitalize on emerging opportunities, and the Company's positioning to pursue growth opportunities with greater agility. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Risk Factors" in SNDL's Annual Information Form dated March 17, 2025, and the risk factors included in our other public disclosure documents for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE SNDL Inc.

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%CIK: 0001766600

For further information: For more information: Tomas Bottger, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

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